SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30373; File No. 812-14036]

AXA Equitable Life Insurance Company, et al; Notice of Application

January 31, 2013

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of application for an order approving the substitution of certain securities pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act") and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act.

Applicants: AXA Equitable Life Insurance Company ("AXA Equitable"), Separate Account 45 of AXA Equitable ("Separate Account 45"), and Separate Account 49 of AXA Equitable ("Separate Account 49" and together with Separate Account 45, "Separate Accounts"), AXA Premier VIP Trust ("VIP Trust") and EQ Advisors Trust ("EQ Trust" and together with VIP Trust, the "Trusts"). AXA Equitable and the Separate Accounts are referred to herein as the "Substitution Applicants." The Substitution Applicants and the Trusts are referred to herein as the "Section 17 Applicants."

Summary of Application: The Substitution Applicants seek an order pursuant to Section 26(c) of the 1940 Act, approving the substitution of shares of certain series of the EQ Trust ("Replacement Funds") for shares of certain other series of the EQ Trust and the VIP Trust ("Existing Funds"). Each of the Replacement and Existing Funds currently serves as an underlying investment option for certain variable annuity contracts issued by AXA Equitable (the "Contracts"). The Section 17 Applicants also seek an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the substitution ("In-Kind Transactions").

<u>Filing Date</u>: The application was filed on May 31, 2012, and an amended and restated application was filed on October 1, 2012, November 30, 2012, January 14, 2013 and January 30, 2013.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 25, 2013, and should be accompanied by proof of service on the applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

<u>Addresses</u>: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Steven M. Joenk, Senior Vice President, AXA Equitable Life Insurance Company, 1290 Avenue of Americas, New York, New York 10104; Patricia Louie, Esq., Senior Vice President & Associate General Counsel, AXA Equitable Life Insurance Company, 1290 Avenue of Americas, New York, New York 10104; and Clifford J. Alexander, Esq. and Mark C. Amorosi, Esq., K&L Gates LLP, 1601 K Street, NW, Washington, DC 20006.

<u>For Further Information Contact</u>: Alison White, Senior Counsel, or Michael L. Kosoff, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' Representations:

1.   AXA Equitable, on its own behalf and on behalf of its Separate Accounts,

proposes to substitute shares of the Replacement Funds for shares of the Existing Funds held by

the Separate Accounts to fund the Contracts.

2.   AXA Equitable is the depositor and sponsor of the Separate Accounts.

3.   Each of Separate Account 45 and Separate Account 49 is a "separate account" as

defined by Rule 0-1(e) under the Act and each is registered under the Act as a unit investment

trust for purposes of funding the Contracts. Security interests under the Contracts have been

registered under the Securities Act of 1933. The application sets forth the registration statement

file numbers for the Contracts and the Separate Accounts.

4.   The EQ Trust is a registered open-ended management investment company of the

series type (File Number 333-17217). It currently offers 72 separate series (each an "EQ

Portfolio" and collectively, the "EQ Portfolios"). It has three classes of shares - Class IA shares,

Class IB shares and Class K shares. Only Class IA and Class IB shares will be involved in the

proposed Substitutions.

5 .   AXA Equitable Funds Management Group, LLC ("FMG") currently serves as

investment manager ("Manager") of each of the EQ Portfolios pursuant to the Investment

Management Agreements between the EQ Trust, on behalf of each EQ Portfolio, and FMG

("Management Agreements").   FMG is a wholly-owned subsidiary of AXA Equitable and is

registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

6.   The VIP Trust is a registered open-end management investment company of the series type (File No. 333-70754). It currently offers 20 separate series (each, a "VIP Portfolio" and collectively, the "VIP Portfolios"). It has three classes of shares - Class A shares, Class B shares, and Class K shares. Only Class A and Class B shares will be involved in the proposed Substitutions.

7.   FMG currently serves as investment manager of each of the VIP Portfolios pursuant to the Management Agreements between the VIP Trust, on behalf of each VIP Portfolio, and FMG.

8.   Both the EQ Trust and VIP Trust have received an exemptive order from the Commission ("Multi-Manager Order") that permits the Manager, or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Manager, subject to certain conditions, to hire and replace unaffiliated subadvisors and to enter into and amend sub-advisory agreements without shareholder approval.

9.   The Contracts are individual and group deferred variable annuity contracts. Under the Contracts, AXA Equitable reserves the right to substitute different underlying investment options for current underlying investment options offered as funding options under the Contracts. The prospectuses for the Contracts include disclosure of the reservation of this right. The Contracts which offer the Existing Funds are registered in the registration statements listed in footnote 2 of the application.

10.   AXA Equitable, on its own behalf and on behalf of its Separate Accounts, requests an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the following 26 proposed substitutions:

Sub. No.	Existing Portfolio	Replacement Portfolio
1.	EQ/Oppenheimer Global Portfolio	EQ/Global Multi-Sector Equity Portfolio

Sub. No.	Existing Portfolio	Replacement Portfolio
2.	EQ/MFS International Growth Portfolio	EQ/International Core PLUS Portfolio
3.	Multimanager International Equity Portfolio	
4.	EQ/Capital Guardian Research Portfolio	EQ/Large Cap Core PLUS Portfolio
5.	EQ/Davis New York Venture Portfolio	
6.	EQ/Lord Abbett Large Cap Core Portfolio	
7.	EQ/UBS Growth and Income Portfolio	
8.	Multimanager Large Cap Core Equity Portfolio	
9.	EQ/Equity Growth PLUS Portfolio	EQ/Large Cap Growth PLUS Portfolio
10.	EQ/Montag & Caldwell Growth Portfolio	
11.	EQ/T. Rowe Price Growth Stock Portfolio	
12.	EQ/Wells Fargo Omega Growth Portfolio	
13.	Multimanager Aggressive Equity Portfolio	
14.	EQ/BlackRock Basic Value Equity Portfolio	EQ/Large Cap Value PLUS Portfolio
15.	EQ/Boston Advisors Equity Income Portfolio	
16.	EQ/JPMorgan Value Opportunities Portfolio	
17.	EQ/Van Kampen Comstock Portfolio	
18.	Multimanager Large Cap Value Portfolio	
19.	Multimanager Mid Cap Growth Portfolio	AXA Tactical Manager 400 Portfolio
20.	Multimanager Mid Cap Value Portfolio	EQ/Mid Cap Value PLUS Portfolio
21.	Multimanager Small Cap Growth Portfolio	AXA Tactical Manager 2000 Portfolio
22.	Multimanager Small Cap Value Portfolio	
23.	EQ/Global Bond PLUS Portfolio	EQ/Core Bond Index Portfolio
24.	Multimanager Multi-Sector Bond Portfolio	
25.	Multimanager Core Bond Portfolio	EQ/Quality Bond PLUS Portfolio
26.	EQ/PIMCO Ultra Short Bond Portfolio	EQ/AllianceBernstein Short Duration Government Bond Portfolio

11.   A comparison of the strategies, risks and performance of each Existing and Replacement

Fund is included in the application. A comparison of the objectives, primary investments and

fees and expenses (as of 12/31/2011) of each Existing and Replacement Fund follows:

Sub No	Existing Portfolio	Replacement Portfolio
1.	*EQ/Oppenheimer Global Portfolio*	*EQ/Global Multi-Sector Equity Portfolio*
	Objective: Capital appreciation Primary Investments: U.S. and foreign equity securities of companies of any size	Objective: Capital appreciation; emphasize risk-adjusted returns and managing volatility Primary Investments: U.S. and foreign equity securities of companies of any size
	Class IA & IB Management fee .95% 12b-1 fee .25% Other expenses .16% Total Annual Operating Expenses 1.36% Fee Waiver/Exp Reimb -.01% Total After Fee Waiver/Exp Reimb 1.35%	Class IA & IB Management fee .72% 12b-1 fee .25% Other expenses .20% Total Annual Operating Expenses 1.17% Fee Waiver/Exp Reimb -.00% Total After Fee Waiver/Exp Reimb 1.17%
2.	*EQ/MFS International Growth Portfolio*	*EQ/International Core PLUS Portfolio*
	Objective: Capital appreciation Primary Investments: Foreign equity securities, including emerging markets equity securities	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Foreign equity securities of issuers of any size, and including those in developing economies
	Class IA & IB Management fee .85% 12b-1 fee .25% Other expenses .15% Total Annual Operating Expenses 1.25%	Class IA & IB Management fee .60% 12b-1 fee .25% Other expenses .18% Total Annual Operating Expenses 1.03%
3.	*Multimanager International Equity Portfolio*	*EQ/International Core PLUS Portfolio*
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Foreign equity securities of issuers of any size, including those in developing economies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Foreign equity securities of issuers of any size, including those in developing economies
	Class A & B Management fee .84% 12b-1 fee .25% Other expenses .20% Total Annual Operating Expenses 1.29%	Class IA & 1B Management fee .60% 12b-1 fee .25% Other expenses .18% Total Annual Operating Expenses 1.03%

Sub No	Existing Portfolio	Replacement Portfolio
4.	*EQ/Capital Guardian Research Portfolio* Objective: Capital growth Primary Investments: Equity securities listed in the U.S. with market capitalization greater than $1 billion Class IA & IB Management fee .64% 12b-1 fee .25% Other expenses .13% Acquired Fund Fees and Expenses N/A Total Annual Operating Expenses 1.02% Fee Waiver/Exp Reimb -.05% Total After Fee Waiver/Exp Reimb .97%	*EQ/Large Cap Core PLUS Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap companies Class IA & IB Management fee .50% 12b-1 fee .25% Other expenses .20% Acquired Fund Fees and Expenses .02% Total Annual Operating Expenses .97% Fee Waiver/Exp Reimb -.00% Total After Fee Waiver/Exp Reimb .97%
5.	*EQ/Davis New York Venture Portfolio* Objective: Capital growth Primary Investments: Equity securities of large-cap companies Class IA & IB Management fee .85% 12b-1 fee .25% Other expenses .14% Acquired Fund Fees and Expenses N/A Total Annual Operating Expenses 1.24%	*EQ/Large Cap Core PLUS Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap companies Class IA & IB Management fee .50% 12b-1 fee .25% Other expenses .20% Acquired Fund Fees and Expenses .02% Total Annual Operating Expenses .97%
6.	*EQ/Lord Abbett Large Cap Core Portfolio* Objective: Capital appreciation and growth of income with reasonable risk Primary Investments: Equity securities of large-cap companies Class IA & IB Management fee .65% 12b-1 fee .25% Other expenses .14% Acquired Fund Fees and Expenses N/A Total Annual Operating Expenses 1.04% Fee Waiver/Exp Reimb -.04% Total After Fee Waiver/Exp Reimb 1.00%	*EQ/Large Cap Core PLUS Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap companies Class IA & IB Management fee .50% 12b-1 fee .25% Other expenses .20% Acquired Fund Fees and Expenses .02% Total Annual Operating Expenses .97% Fee Waiver/Exp Reimb N/A Total After Fee Waiver/Exp Reimb .97%

Sub No	Existing Portfolio	Replacement Portfolio
7.	*EQ/UBS Growth and Income Portfolio*	*EQ/Large Cap Core PLUS Portfolio*
	Objective: Total return through capital appreciation and income	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility
	Primary Investments: Equity securities of U.S. large-cap companies	Primary Investments: Equity securities of large-cap companies
	Class IA & IB	Class IA & IB
	Management fee .75%	Management fee .50%
	12b-1 fee .25%	12b-1 fee .25%
	Other expenses .17%	Other expenses .20%
	Acquired Fund Fees and Expenses N/A	Acquired Fund Fees and Expenses .02%
	Total Annual Operating Expenses 1.17%	Total Annual Operating Expenses .97%
	Fee Waiver/Exp Reimb -.12%	Fee Waiver/Exp Reimb N/A
	Total After Fee Waiver/Exp Reimb 1.05%	Total After Fee Waiver/Exp Reimb .97%
8.	*Multimanager Large Cap Core Equity Portfolio*	*EQ/Large Cap Core PLUS Portfolio*
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility
	Primary Investments: Equity securities of U.S. large-cap companies	Primary Investments: Equity securities of large-cap companies
	Class A & B	Class IA & IB
	Management fee .70%	Management fee .50%
	12b-1 fee .25%	12b-1 fee .25%
	Other expenses .18%	Other expenses .20%
	Acquired Fund Fees and Expenses N/A	Acquired Fund Fees and Expenses .02%
	Total Annual Operating Expenses 1.13%	Total Annual Operating Expenses .97%
9.	*EQ/Equity Growth PLUS Portfolio*	*EQ/Large Cap Growth PLUS Portfolio*
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility
	Primary Investments: Equity securities of large-cap growth companies	Primary Investments: Equity securities of large-cap growth companies
	Class IA & IB	Class IA & IB
	Management fee .50%	Management fee .50%
	12b-1 fee .25%	12b-1 fee .25%
	Other expenses .25%	Other expenses .18%
	Acquired Fund Fees and Expenses N/A	Acquired Fund Fees and Expenses .02%
	Total Annual Operating Expenses 1.00%	Total Annual Operating Expenses .95%

Sub No	Existing Portfolio	Replacement Portfolio
10.	*EQ/Montag & Caldwell Growth Portfolio*	*EQ/Large Cap Growth PLUS Portfolio*
	<u>Objective</u>: Capital appreciation <u>Primary Investments</u>: Equity securities of large-cap growth companies	<u>Objective</u>: Capital growth; emphasize risk-adjusted returns and managing volatility <u>Primary Investments</u>: Equity securities of large-cap growth companies
	<u>Class IA & IB</u> Management fee .75% 12b-1 fee .25% Other expenses .14% Acquired Fund Fees and Expenses N/A Total Annual Operating Expenses 1.14%	<u>Class IA & IB</u> Management fee .50% 12b-1 fee .25% Other expenses .18% Acquired Fund Fees and Expenses .02% Total Annual Operating Expenses .95%
11.	*EQ/T. Rowe Price Growth Stock Portfolio*	*EQ/Large Cap Growth PLUS Portfolio*
	<u>Objective</u>: Capital appreciation and secondarily, income <u>Primary Investments</u>: Equity securities of large-cap growth companies	<u>Objective</u>: Capital growth; emphasize risk-adjusted returns and managing volatility <u>Primary Investments</u>: Equity securities of large-cap growth companies
	<u>Class IA & IB</u> Management fee .78% 12b-1 fee .25% Other expenses .12% Acquired Fund Fees and Expenses N/A Total Annual Operating Expenses 1.15%	<u>Class IA & IB</u> Management fee .50% 12b-1 fee .25% Other expenses .18% Acquired Fund Fees and Expenses .02% Total Annual Operating Expenses .95%
12.	*EQ/Wells Fargo Omega Growth Portfolio*	*EQ/Large Cap Growth PLUS Portfolio*
	<u>Objective</u>: Capital growth <u>Primary Investments</u>: Equity securities of growth companies	<u>Objective</u>: Capital growth; emphasize risk-adjusted returns and managing volatility <u>Primary Investments</u>: Equity securities of large-cap growth companies
	<u>Class IA & IB</u> Management fee .65% 12b-1 fee .25% Other expenses .13% Acquired Fund Fees and Expenses N/A Total Annual Operating Expenses 1.03%	<u>Class IA & IB</u> Management fee .50% 12b-1 fee .25% Other expenses .18% Acquired Fund Fees and Expenses .02% Total Annual Operating Expenses .95%

Sub No	Existing Portfolio	Replacement Portfolio
13.	*Multimanager Aggressive Equity Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap growth companies Class IA & IB Management fee .57% 12b-1 fee .25% Other expenses .18% Acquired Fund Fees and Expenses N/A Total Annual Operating Expenses 1.00%	*EQ/Large Cap Growth PLUS Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap growth companies Class IA & IB Management fee .50% 12b-1 fee .25% Other expenses .18% Acquired Fund Fees and Expenses .02% Total Annual Operating Expenses .95%
14.	*EQ/BlackRock Basic Value Equity Portfolio* Objective: Capital appreciation and secondarily, income. Primary Investments: Equity securities of large-cap value companies Class IA & IB Management fee .57% 12b-1 fee .25% Other expenses .12% Total Annual Operating Expenses .94%	*EQ/Large Cap Value PLUS Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies Class IA & IB Management fee .48% 12b-1 fee .25% Other expenses .17% Total Annual Operating Expenses .90%
15.	*EQ/Boston Advisors Equity Income Portfolio* Objective: Combination of growth and income to achieve consistent total return Primary Investments: Equity securities of large-cap value companies Class IA & IB Management fee .75% 12b-1 fee .25% Other expenses .13% Total Annual Operating Expenses 1.13% Fee Waiver/Exp Reimb -.08% Total After Fee Waiver/Exp Reimb 1.05%	*EQ/Large Cap Value PLUS Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies Class IA & IB Management fee .48% 12b-1 fee .25% Other expenses .17% Total Annual Operating Expenses .90% Fee Waiver/Exp Reimb N/A Total After Fee Waiver/Exp Reimb .90%

Sub No	Existing Portfolio	Replacement Portfolio
16.	*EQ/JPMorgan Value Opportunities Portfolio* Objective: Capital appreciation Primary Investments: Equity securities of large- and mid-cap value companies Class IA & IB Management fee .60% 12b-1 fee .25% Other expenses .14% Total Annual Operating Expenses .99%	*EQ/Large Cap Value PLUS Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies Class IA & IB Management fee .48% 12b-1 fee .25% Other expenses .17% Total Annual Operating Expenses .90%
17.	*EQ/Van Kampen Comstock Portfolio* Objective: Capital growth and income Primary Investments: Equity securities of value companies of any capitalization range Class IA & IB Management fee .65% 12b-1 fee .25% Other expenses .13% Total Annual Operating Expenses 1.03% Fee Waiver/Exp Reimb -.03 Total After Fee Waiver/Exp Reimb 1.00%	*EQ/Large Cap Value PLUS Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies Class IA & IB Management fee .48% 12b-1 fee .25% Other expenses .17% Total Annual Operating Expenses .90% Fee Waiver/Exp Reimb N/A Total After Fee Waiver/Exp Reimb .90%
18.	*Multimanager Large Cap Value Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of U.S. large-cap value companies Class IA & IB Management fee .73% 12b-1 fee .25% Other expenses .18% Total Annual Operating Expenses 1.16%	*EQ/Large Cap Value PLUS Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies Class IA & IB Management fee .48% 12b-1 fee .25% Other expenses .17% Total Annual Operating Expenses .90%

Sub No	Existing Portfolio	Replacement Portfolio
19.	*Multimanager Mid Cap Growth Portfolio*	*AXA Tactical Manager 400 Portfolio*
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility
	Primary Investments: Equity securities of mid-cap growth companies	Primary Investments: Equity securities of mid-cap companies
	Class IA & IB	Class IA & IB
	Management fee .80%	Management fee .45%
	12b-1 fee .25%	12b-1 fee .25%
	Other expenses .21%	Other expenses .27%
	Total Annual Operating Expenses 1.26%	Total Annual Operating Expenses .97%
	Fee Waiver/Exp Reimb N/A	Fee Waiver/Exp Reimb -.02
	Total After Fee Waiver/Exp Reimb 1.26%	Total After Fee Waiver/Exp Reimb .95%
20.	*Multimanager Mid Cap Value Portfolio*	*EQ/Mid Cap Value PLUS Portfolio*
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility
	Primary Investments: Equity securities of U.S. mid-cap value companies	Primary Investments: Equity securities of mid-cap value companies
	Class IA & IB	Class IA & IB
	Management fee .80%	Management fee .55%
	12b-1 fee .25%	12b-1 fee .25%
	Other expenses .19%	Other expenses .18%
	Acquired Fund Fees N/A	Acquired Fund Fees.03%
	Total Annual Portfolio Operating Expenses 1.24%	Total Annual Portfolio Operating Expenses 1.01%
21.	*Multimanager Small Cap Growth Portfolio*	*AXA Tactical Manager 2000 Portfolio*
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility
	Primary Investments: Equity securities of U.S. small-cap growth companies	Primary Investments: Equity securities of small-cap companies
	Class IA & IB	Class IA & IB
	Management fee .85%	Management fee .45%
	12b-1 fee .25%	12b-1 fee .25%
	Other expenses .18%	Other expenses .25%
	Total Annual Operating Expenses 1.28%	Total Annual Operating Expenses .95%

Sub No	Existing Portfolio	Replacement Portfolio
22.	*Multimanager Small Cap Value Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of U.S. small-cap value companies Class IA & IB Management fee .85% 12b-1 fee .25% Other expenses .18% Total Annual Operating Expenses 1.28%	*AXA Tactical Manager 2000 Portfolio* Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of small-cap companies Class IA & IB Management fee .45% 12b-1 fee .25% Other expenses .25% Total Annual Operating Expenses .95%
23.	*EQ/Global Bond PLUS Portfolio* Objective: Growth and current income Primary Investments: Investment-grade debt securities of U.S. and foreign issuers Class IA & IB Management fee .55% 12b-1 fee .25% Other expenses .19% Total Annual Portfolio Operating Expenses .99%	*EQ/Core Bond Index Portfolio* Objective: Approximate total return performance of the Barclays Capital Intermediate U.S. Government Credit Index Primary Investments: Certain U.S. Treasury and government related, corporate, credit and agency fixed rate securities Class IA & IB Management fee .35% 12b-1 fee .25% Other expenses .12% Total Annual Portfolio Operating Expenses .72%
24.	*Multimanager Multi-Sector Bond Portfolio* Objective: High total return through a combination of current income and capital appreciation Primary Investments: Diversified mix of investment grade bonds Class A & B Management fee .52 % 12b-1 fee .25% Other expenses .17% Total Annual Operating Expenses .94%	*EQ/Core Bond Index Portfolio* Objective: Approximate total return performance of the Barclays Capital Intermediate U.S. Government Credit Index Primary Investments: Certain U.S. Treasury and government related, corporate, credit and agency fixed rate securities Class IA & IB Management fee .35% 12b-1 fee .25% Other expenses .12% Total Annual Portfolio Operating Expenses .72%

Sub No	Existing Portfolio	Replacement Portfolio
25.	*Multimanager Core Bond Portfolio*	*EQ/Quality Bond PLUS Portfolio*
	Objective: Balance of high current income and capital appreciation	Objective: High current income consistent with moderate risk to capital
	Primary Investments: Investment grade bonds; U.S. government and corporate debt securities	Primary Investments: Investment-grade debt securities of government, corporate and agency mortgage- and asset-backed securities
	Class A & B	Class IA & IB
	Management fee .52%	Management fee .40%
	12b-1 fee .25%	12b-1 fee .25%
	Other expenses .17%	Other expenses .19%
	Acquired Fund Fees and Expenses N/A	Acquired Fund Fees and Expenses .41% [1]
	Total Annual Operating Expenses .94%	Total Annual Operating Expenses 1.25%
		Fee Waiver/Exp Reimb -.40
		Total After Fee Waiver/Exp Reimb .85%
26.	*EQ/PIMCO Ultra Short Bond Portfolio*	*EQ/AllianceBernstein Short Duration Government Bond Portfolio*
	Objective: Generate a return in excess of traditional money market products	Objective: Balance of current income and capital appreciation
	Primary Investments: Diversified portfolio of fixed income instruments of varying maturities and financial instruments that derive their value from such securities	Primary Investments: Debt securities issued by the U.S. Government and its agencies and instrumentalities and financial instruments that derive their value from such securities
	Class IA & IB	Class IA & 1B
	Management fee .46%	Management fee .45%
	12b-1 fee .25%	12b-1 fee .25%
	Other expenses .12%	Other expenses .13%
	Total Annual Operating Expenses .83%	Total Annual Operating Expenses .83%

12.   The Substitution Applicants state that the principal purposes of the Substitutions are: (1) to streamline and simplify the investment line-up that is available to Contract owners under the affected contracts; (2) to provide Replacement Portfolios with similar principal risks and strategies to their respective Existing Portfolios, but with lower volatility and better risk-adjusted

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[1]   The portion of the acquired fund fees and expenses attributable to the management fees of the underlying funds is 0.30%.

returns; (3) to provide Replacement Portfolios with the same or lower net operating expenses; and (4) to provide Contract owners with an opportunity to continue their investment in a substantially similar Portfolio without interruption or cost to them; (5) to reduce costs and enhance risk management.

13.   By supplements to the prospectuses for the Contracts and Separate Accounts, which will be delivered to Contract owners at least thirty (30) days before the proposed Substitutions, AXA Equitable will notify all Contract owners of its intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of each Replacement Portfolio for the corresponding Existing Portfolio as described herein. The supplements will advise Contract owners that from the date of the supplement until the date of the proposed Substitutions ("Substitution Date"), Contract owners are permitted to make transfers of Contract value (or annuity unit value) out of an Existing Portfolio subaccount to one or more other subaccounts without the transfers (or exchanges) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge, to the extent any transfer limitations or charges are applicable under the Contract. The supplements also will inform Contract owners that AXA Equitable will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed Substitutions. The supplement also will advise Contract owners how to instruct AXA Equitable, if so desired in light of the proposed Substitutions, to reallocate Contract value from an Existing Portfolio subaccount to any other subaccount available for investment under their Contracts. In addition, the supplements will advise Contract owners that any Contract value remaining in an Existing Portfolio subaccount on the Substitution Date will be transferred to the corresponding Replacement Portfolio subaccount and that the

proposed Substitutions will take place at relative net asset value. The supplements will also advise Contract owners that for at least 30 days following the proposed Substitutions, AXA Equitable will permit Contract owners to make transfers of Contract value (or annuity unit value) out of a Replacement Portfolio subaccount to one or more other subaccounts without the transfers (or exchanges) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge, to the extent any transfer limitations or charges are applicable under the Contract. AXA Equitable also will send Contract owners prospectuses for the Replacement Portfolios prior to the Substitutions.

14.   The Substitution Applicants will send the appropriate prospectus supplement (or other notice, in the case of Contracts no longer actively marketed and for which there are a relatively small number of existing Contract owners), containing this disclosure to all existing Contract owners. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the supplement containing disclosure regarding the proposed Substitutions, as well as prospectuses and supplements for the Replacement Portfolios. The Contract prospectus and supplement, and the prospectuses and supplements for the Replacement Portfolios will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

15.   In addition to the prospectus supplements distributed to Contract owners, within five business days after the Substitution Date, Contract owners will be sent a written notice of the Substitutions informing them that the Substitutions were carried out and that they may transfer all Contract value or cash value under a Contract in a subaccount invested in a Replacement Portfolio on the date of the notice to one or more other subaccounts available under their

Contract at no cost and without regard to the usual limit on the frequency of transfers among the variable investment options, to the extent any transfer limitations or charges are applicable under the Contract. The notice will also reiterate that (other than with respect to implementing policies and procedures designed to prevent disruptive transfers and other market timing activity) AXA Equitable will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or, to the extent transfer charges apply to a Contract, to impose any charges on transfers until at least 30 days after the Substitution Date. AXA Equitable will also send each Contract owner a current prospectus for the Replacement Portfolios if they have not previously received a current version.

16.   AXA Equitable also is seeking approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

17.   The proposed Substitutions will take place at relative net asset value determined on the Substitution Date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts. Likewise, any guaranteed living or death benefits whose determination depends upon the Contract value, cash value, or death benefit will not change as a result of the Substitutions.

18.   The proposed Substitutions will be effected by redeeming shares of each Existing Portfolio in cash and/or in-kind on the Substitution Date at their net asset value and using the proceeds of those redemptions to purchase shares of each corresponding Replacement Portfolio at their net asset value on the same date. All in-kind redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the staff of the Commission to *Signature Financial Group, Inc.* (pub. Avail. Dec. 28, 1999).

19. Contract owners will not incur any fees or charges as a result of the proposed

Substitutions, nor will their rights or insurance benefits or AXA Equitable's obligations under

the Contracts be altered in any way. All expenses incurred in connection with the proposed

Substitutions, including any brokerage, legal, accounting, and other fees and expenses, will be

paid by AXA Equitable. In addition, the proposed Substitutions will not impose any tax liability

on Contract owners. The proposed Substitutions will not cause the Contract fees and charges

currently being paid by Contract owners to be greater after the Substitutions than before the

Substitutions; all Contract-level fees will remain the same after the Substitutions. In addition,

because the Substitutions will not be treated as a transfer for purposes of assessing transfer

charges or computing the number of permissible transfers under the Contracts, no fees will be

charged on the transfers made at the time of the Substitutions, to the extent any transfer

limitations or charges are applicable under the Contracts.

20. It is anticipated that the total annual operating expense ratio, taking into account fee

waivers and reimbursements, for each class of shares of each Replacement Portfolio will be the

same as or lower than that of the corresponding class of shares of the corresponding Existing

Portfolio immediately after the Substitution. Accordingly, the Substitution will benefit Contract

owners by lowering, or at least maintaining, the total annual operating expense ratio, taking into

account fee waivers and reimbursements. To ensure that those who were Contract owners on the

date of the proposed Substitution do not incur higher expenses for a period of two years after the

Substitution, AXA Equitable will reimburse, on the last business day of each fiscal period (not to

exceed a fiscal quarter) during the two years following the date of the proposed Substitution, the

subaccounts investing in the Replacement Portfolio such that the sum of the Replacement

Portfolio's total annual operating expense ratio, taking into account any expense waivers or reimbursements, and subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculations of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the Existing Portfolio's total annual operating expense ratio, taking into account any expense waivers or reimbursements, and subaccount expense ratio for fiscal year 2012. In addition, for twenty-four months following the date of the proposed substitutions, AXA Equitable will not increase asset-based fees or charges for Contracts that are in force on the date of the proposed Substitution.

21.   With respect to Substitution 25 substituting shares of the EQ/Quality Bond PLUS Portfolio for shares of the Multimanager Core Bond Portfolio, if the management fees attributable to the underlying funds in which the EQ/Quality Bond PLUS Portfolio invests are included with the EQ/Quality Bond PLUS Portfolio's management fee, then the management fee plus 12b-1 fee of the EQ/Quality Bond PLUS Portfolio may be higher than the management fee plus 12b-1 fee of the Multimanager Core Bond Portfolio. To ensure that those Contract owners with subaccount assets invested in the Multimanager Core Bond Portfolio on the date of the proposed Substitution do not incur higher expenses, AXA Equitable will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) for the life of each such Contract, the subaccounts investing in the EQ/Quality Bond PLUS Portfolio as a result of the Substitution, such that the sum of the EQ/Quality Bond PLUS Portfolio's total annual operating expense ratio, taking into account any expense waivers or reimbursements, and subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculations of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the Multimanager Core Bond Portfolio's total annual operating expense ratio, taking into account any expense waivers or reimbursements, and subaccount

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expense ratio for fiscal year 2012. In addition, for the life of each such Contract, AXA Equitable

will not increase the asset-based fees and charges for affected Contracts that are in force on the

date of the proposed Substitution.

Legal Analysis and Conditions:

Section 26(c) Relief:

1.   The Substitution Applicants request that the Commission issue an order pursuant to

Section 26(c) of the 1940 Act approving the proposed Substitutions. Section 26(c) of the Act

requires the depositor of a registered unit investment trust holding the securities of a single issuer

to obtain Commission approval before substituting the securities held by the trust.

2.   The Substitution Applicants have reserved the right under the Contracts to substitute

shares of another underlying investment option for one of the current underlying investment

options offered as a funding option under the Contracts. The prospectuses for the Contracts and

the Separate Accounts contain appropriate disclosure of this right.

3.   The Substitution Applicants represent that the proposed Substitutions will protect the

Contract owners who have allocated Contract value to the Existing Portfolio by: (1) providing an

underlying investment option for subaccounts invested in the Existing Portfolio that is

sufficiently similar to, and in many cases substantially similar to, the Existing Portfolio; (2)

generally providing such Contract owners with simpler disclosure documents; and (3) providing

such Contract owners with an investment option that would have total operating expenses after

the Substitution that are lower than or equal to the current investment option.

4.   The Substitution Applicants generally submit that the proposed Substitutions meet the

standards that the Commission and its staff have applied to similar substitutions that the

Commission previously has approved. The Substitution Applicants also submit that the proposed Substitutions are not of the type that Section 26(c) was designed to prevent. Unlike

traditional unit investment trusts where a depositor could only substitute investment securities in

a manner that permanently affected all the investors in the trust, the Contracts provide each

Contract owner with the right to exercise his or her own judgment, and transfer Contract values

and cash values into and among other investment options available to Contract owners under

their Contracts. Additionally, the proposed Substitutions will not reduce in any manner the

nature or quality of the available investment options. As such, investments in any of the

Replacement Portfolios may be temporary investments for Contract owners as each Contract

owner may exercise his or her own judgment as to the most appropriate investment alternative

available. In this regard, the proposed Substitutions retain for Contract owners the investment

flexibility that is a central feature of the Contracts. Moreover, the Substitution Applicants will

offer Contract owners the opportunity to transfer amounts out of the affected subaccounts

without any cost or other penalty (other than those necessary to implement policies and

procedures designed to prevent disruptive transfer and other market timing activity) that may

otherwise have been imposed for a period beginning on the date of the supplement notifying

Contract owners of the proposed Substitutions (which supplement will be delivered to Contract

owners at least thirty (30) days before the Substitutions) and ending no earlier than thirty (30)

days after the Substitutions. The proposed Substitutions, therefore, will not result in the type of

costly forced redemption that Section 26(c) was designed to prevent.

5.   The proposed Substitutions also are unlike the type of substitution that Section 26(c) was

designed to prevent in that by purchasing a Contract, Contract owners select much more than a

particular underlying fund in which to invest their Contract values; they also select the specific

type of insurance coverage offered by the Substitution Applicants under the applicable Contract, as well as numerous other rights and privileges set forth in the Contract. Contract owners also may have considered AXA Equitable's size, financial condition, and its reputation for service in selecting their Contract. These factors will not change as a result of the proposed Substitutions, nor will the annuity, life or tax benefits afforded under the Contracts held by any of the affected Contract owners.

6.   AXA Equitable will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the two years following the date of the proposed Substitution, the subaccounts investing in the Replacement Portfolio such that the sum of the Replacement Portfolio's total annual operating expense ratio, taking into account any expense waivers or reimbursements, and subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculations of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the Existing Portfolio's total annual operating expense ratio, taking into account any expense waivers or reimbursements, and subaccount expense ratio for fiscal year 2012. In addition, for twenty-four months following the date of the proposed substitutions, AXA Equitable will not increase asset-based fees or charges for Contracts that are in force on the date of the proposed Substitution.

7.   AXA Equitable will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) for the life of each such Contract, the subaccounts investing in the EQ/Quality Bond PLUS Portfolio as a result of the Substitution, such that the sum of the EQ/Quality Bond PLUS Portfolio's total annual operating expense ratio, taking into account any expense waivers or reimbursements, and subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculations of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the Multimanager

Core Bond Portfolio's total annual operating expense ratio, taking into account any expense waivers or reimbursements, and subaccount expense ratio for fiscal year 2012. In addition, for the life of each such Contract, AXA Equitable will not increase the asset-based fees and charges for affected Contracts that are in force on the date of the proposed Substitution.

8.   The Substitution Applicants submit that, for all the reasons stated above, the proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) Relief:

1.   The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

2.   Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

3.   The Existing Portfolios and the Replacement Portfolios may be deemed to be affiliated persons of one another, or affiliated persons of an affiliated person. Shares held by a separate account of an insurance company are legally owned by the insurance company. AXA Equitable and its affiliates collectively own substantially all of the shares of the Trusts. Accordingly, the Trusts and their respective Portfolios could be deemed to be under the control of AXA Equitable. If the Trusts and their respective Portfolios are under the common control of AXA Equitable, then AXA Equitable is an affiliated person or an affiliated person of an affiliated person of the

Trusts and their respective Portfolios. If the Trusts and their respective Portfolios are under the control of AXA Equitable, then the Trusts and their respective Portfolios are affiliated persons of AXA Equitable.

Regardless of whether or not AXA Equitable can be considered to control the Trusts and their respective Portfolios, because AXA Equitable and its affiliates own of record more than 5% of the shares of each Portfolio, AXA Equitable may be deemed to be an affiliated person of each Portfolio. Likewise, each Portfolio may be deemed to be an affiliated person of AXA Equitable and an affiliated person of an affiliated person of each other Portfolio.

Similarly, because the Manager is an affiliated person of each Trust and its Portfolios by virtue of serving as the investment manager to each Portfolio and is under common control with AXA Equitable, then AXA Equitable may be deemed to be an affiliated person, or an affiliated person of an affiliated person, of each Portfolio.

The proposed In-Kind Transactions could be seen as the indirect purchase of shares of certain Replacement Portfolios with portfolio securities of certain Existing Portfolios and the indirect sale of portfolio securities of certain Existing Portfolios for shares of certain Replacement Portfolios. Pursuant to this analysis, the proposed In-Kind Transactions also could be categorized as a purchase of shares of certain Replacement Portfolios by certain Existing Portfolios, acting as principal, and a sale of portfolio securities by certain Existing Portfolios, acting as principal, to certain Replacement Portfolios. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from certain Existing Portfolios, and a sale of securities to certain Replacement Portfolios, by AXA Equitable (or its Separate Accounts), acting as principal. If categorized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.

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4.   The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions are consistent with the policies of the relevant Existing Portfolios and the relevant corresponding Replacement Portfolios, as recited in the current registration statement and reports of the relevant investment company filed with the Commission under the federal securities laws. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

5.   The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair and do not involve overreaching because: (1) the In-Kind Transactions will not adversely affect or dilute the interests of Contract owners; and (2) the In-Kind Transactions will comply with the conditions set forth in Rule 17a-7, other than the requirement relating to cash consideration.

The In-Kind Transactions will be effected at the respective net asset values of each of the relevant Existing Portfolios and each of the relevant Replacement Portfolios, as determined in accordance with the procedures disclosed in the registration statement for the relevant investment company and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract owner's investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. After the proposed In-Kind Transactions, the value of a Separate Account's investment in a Replacement Portfolio will equal the value of its investments in the corresponding Existing Portfolio (together with the value of any pre-existing investments in the Replacement Portfolio) before the In-Kind Transactions.

The Section 17 Applicants assert that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7. The Section 17 Applicants will assure themselves that the investment companies will carry out the proposed In-Kind Transactions in conformity with the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold will not be cash.

The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of Rule 17a-7 and at the respective net asset values of each of the relevant Existing Portfolios and each of the relevant Replacement Portfolios, as determined in accordance with the procedures disclosed in the registration statement for the relevant investment company and as required by Rule 22c-1 under the 1940 Act. The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment companies' registration statement or reports in accordance with paragraph (c) of Rule 17a-7. In addition, the proposed In-Kind Transactions will comply with paragraph (d) of Rule 17a-7 because no brokerage commission, fee or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed In-Kind Transactions. Moreover, the Trusts are in compliance with the board oversight and fund governance provisions of paragraphs (e) and (f) of Rule 17a-7.

Finally, a written record of the proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of Rule 17a-7.

Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to each of the relevant Existing Portfolios and each of the relevant Replacement Portfolios the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, AXA Equitable and its affiliates cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to any Replacement Portfolio and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants intend that the In-Kind Transactions will be carried out in substantial compliance with the other conditions of Rule 17a-7 as discussed above.

6.   The proposed redemption of shares of each of the relevant Existing Portfolios will be consistent with the investment policies of that Existing Portfolio, as recited in the relevant investment company's current registration statement, because the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of each of the relevant Replacement Portfolios for investment securities is consistent with the investment policies of that Replacement Portfolio, as recited in the relevant Trust's current registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that a Replacement Portfolio could have acquired with the proceeds from the sale of its shares had the shares been sold for cash. To assure that the second of these conditions is met, the Manager and relevant Adviser

will examine the portfolio securities being transferred to each Replacement Portfolio to ensure that they are consistent with that Replacement Portfolio's investment objective and policies and could have been acquired by the Replacement Portfolio in a cash transaction.

Conclusion:

For the reasons and upon the facts set forth above and in the application, the Substitution Applicants and the Section 17 Applicants believe that the requested orders meet the standards set forth in Section 26(c) of the Act and Section 17(b) of the Act, respectively, and should therefore, be granted.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary